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SECUR ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~02827~~
8-08369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashton Young, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 Butterfield, Suite 110
(No. and Street)

Troy (City) MI (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glen Young (248) 729-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2012
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashton Young, Inc., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CYNTHIA KRUEGER
NOTARY PUBLIC, Oakland County, MI
My Commission Expires: 10-14-2017

Notary Public



Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditor's Report of Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASHTON YOUNG, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED SEPTEMBER 30, 2012

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HWY.
ROSEVILLE, MICHIGAN 48066

ASHTON YOUNG, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED SEPTEMBER 30, 2012

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

ASHTON YOUNG, INC.
TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To The Stockholder of Ashton Young, Inc.
Troy, Michigan

We have audited the accompanying balance sheets of Ashton Young, Inc. as of September 30, 2012 and 2011 and the related statements of stockholder's equity, operations, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Young, Inc. as of September 30, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 8 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Hinslett & Co. P.C.

November 26, 2012

ASHTON YOUNG, INC.
BALANCE SHEETS
September 30, 2012 And 2011

ASSETS

	2012	2011
Cash	$ 4,332	$ 3,663
Accounts receivable:		
Brokers, dealers and clearing organization	155,030	113,303
Deposit – clearing organization	25,000	25,000
Other assets:		
Advances to officer and salesmen	108,124	108,611
Deposits	5,000	5,000
Prepaid expenses	-	4,029
	$ 297,486	$ 259,606

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
Accounts payable:		
Commissions due salesmen	$ 92,580	$ 69,109
Accrued expenses	10,132	5,828
Federal income tax (Note 2)	-	-
Total liabilities	102,712	74,937
Stockholder's equity:		
Common stock, par value $1.00 per share; 100,000 shares authorized; 10,906 shares issued	10,906	10,906
Capital in excess of par value	26,541	26,541
Retained earnings	157,327	147,222
Total stockholder's equity	194,774	184,669
	$ 297,486	$ 259,606

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For The Years Ended September 30, 2012 And 2011

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockkholder's Equity
Balance, September 30, 2010	$ 10,906	$ 26,541	$ 172,535	$209,982
Net loss for the year ended September 30, 2011	-	-	(25,313)	(25,313)
Balance, September 30, 2011	10,906	26,541	147,222	184,669
Net income for the year ended September 30, 2012	-	-	10,105	10,105
Balance, September 30, 2012	$ 10,906	$ 26,541	$ 157,327	$ 194,774

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENTS OF OPERATIONS
For The Years Ended September 30, 2012 And 2011

	2012	2011
Income:		
Commissions and fees	$ 1,108,066	$ 1,090,717
Interest income	7,294	6,245
Total income	1,115,360	1,096,962
Commissions and clearing charges:		
Commissions paid	593,945	639,033
Clearing charges	16,842	15,351
Total commissions and clearing charges	610,787	654,384
Gross profit from operations	504,573	442,578
Selling, general and administrative expenses	492,548	461,020
Income (loss) before provision for taxes	12,025	(18,442)
Provision for taxes:		
Federal income tax	-	-
Michigan business taxes	1,920	6,871
Total provision for taxes	1,920	6,871
Net income (loss)	$ 10,105	$ (25,313)

See accompanying notes.

ASHTON YOUNG, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended September 30, 2012 And 2011

	2012	2011
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Fees and commissions received	$ 1,066,339	$ 1,077,551
Interest received	7,294	6,245
Commissions paid	(570,474)	(635,919)
Clearing charges	(16,842)	(15,351)
Other selling, general and administrative expenses paid	(484,215)	(464,683)
Federal income taxes paid	-	(1,732)
MI business taxes paid	(1,920)	(6,871)
Net cash provided (used) by operating activities	182	(40,760)
Cash flows from investing activities:		
Advances from (to) officers and salesmen-net	487	91
Net cash provided by investing activities	487	91
Net increase (decrease) in cash	669	(40,669)
Cash at beginning of year	3,663	44,332
Cash at end of year	$ 4,332	$ 3,663
Reconciliation of net income (loss) to net cash used by Operating activities:		
Net income (loss)	$ 10,105	$ (25,313)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	(41,727)	(13,166)
Prepaid expenses	4,029	(4,029)
Increase (decrease) in:		
Accounts payable	23,471	3,114
Accrued expenses	4,304	366
Federal income taxes	-	(1,732)
Total adjustments	(9,923)	(15,447)
Net cash provided (used) by operating activities	$ 182	$ (40,760)

See accompanying notes.

Note 1 - ORGANIZATION

Ashton Young, Inc. provides investment services as a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA).

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Income Taxes

The Company has available a net operating loss carryforward of approximately $2,000 to offset against future taxable income.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through November 26, 2012, which is the same date the financial statements were available to be issued.

Note 3 – ADVANCES TO OFFICER AND SALESMEN

The advances to an officer and a salesman at September 30, 2012 and 2011, in the amount of $108,124 and $108,611, respectively, bear interest at five (5) percent per annum and will be paid from future salaries and commissions.

Note 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 of 1/15th of aggregate indebtedness, as defined.

At September 30, 2012, the Company's net capital was $29,224 and its required net capital was $5,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to1) was 3.51 to 1.

Note 5 - EMPLOYEES BENEFIT PLAN

The Company maintains a defined contribution benefit plan 401(k) on a calendar year basis covering all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company may make an additional contribution to the plan based on a matching formula. For the calendar years ended December 31, 2011 and 2010 the Company contributed $3,496 and $3,214 respectively to the plan as a matching contribution.

Note 6 - LEASE COMMITMENTS

The Company leases its facilities under an operating lease. Future minimum lease payments outstanding at September 30, 2012 are as follows:

Year ended September 30,	Amount
2013	44,400
2014	45,300

For the years ended September 30, 2012 and 2011 the total lease expenses pursuant to the above operating lease amounted to $43,950 and 42,704, respectively, which is included in selling, general and administrative expenses in the attached Statement of Operations.

SUPPORTING SCHEDULES

ASHTON YOUNG, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2012

Total ownership equity	$ 194,774
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	194,774
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	194,774
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	165,550
b. Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	29,224
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
Net capital	29,224
Net capital requirement	6,847
Excess net capital	$ 22,377

ASHTON YOUNG, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2012
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$ 102,712
19.	Total aggregate indebtedness liabilities	$ 102,712
20.	Percentage of aggregate indebtedness to net capital	351%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Ashton Young, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

ASHTON YOUNG, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
September 30, 2012

Ashton Young, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".